SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

AMENDMENT NO. 10

To

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

Entergy Power Development Corporation
_____________________________
(Name of foreign utility company)

Entergy Power Development Corporation
_____________________________________
(Name of filing company, if filed on behalf of
a foreign utility company)

The Commission is requested to mail copies of all
communications relating to this Notification to:

Joseph L. Blount, Esq. Entergy Power Development Corporation c/o Entergy Nuclear, Inc. 1340 Echelon Parkway Jackson, Mississippi 39213	Thomas C. Havens, Esq. Jones Day 222 East 41st Street New York, New York 10017

Entergy Power Development Corporation ("EPDC"), a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification previously filed with the Securities and Exchange Commission that EPDC is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the Act.

Item 1.  Name, Business Address, Facilities and Ownership.
    The name and business address of the company claiming FUCO status is:

  Entergy Power Development Corporation
  c/o Entergy Enterprises, Inc.
  20 Greenway Plaza
  Suite 1025
  Houston, Texas 77046

  EPDC claims an exemption from the Act as a FUCO by virtue of its ownership interest in the following subsidiary companies (each of which has also claimed an exemption as a FUCO):

  (1) Maritza East III Power Company AD ("Maritza East III"), a joint venture company formed by Entergy and Natsionalna Elektricheska Kompania EAD ("NEK") (the state-owned utility in Bulgaria) for the purpose of jointly owning and rehabilitating the Maritza East III power generating facility, located near Stara Zagora in south central Bulgaria (the "Plant"). The Plant currently consists of four 210 MW (nominal) lignite coal-fired electric generating units and appurtenant buildings and property. Entergy holds its interest in Maritza East III through Maritza East III Power Holding B.V. ("Maritza Power Holding"), which is also a FUCO under the Act. In March 2003, Entergy sold 60% of its ownership interest in Maritza Power Holding to ENEL Generation Holding B.V., an indirect wholly-owned subsidiary of Enel S.p.A. ("Enel") of Italy. Enel has an option to acquire Entergy's remaining 40% ownership interest in Maritza Power Holding. Maritza Power Holding and NEK own, respectively, 73% and 27% of Maritza East III. All of the output from the Plant is currently expected to be sold to NEK at wholesale.

  (2) Maritza East 3 Operating Company AD ("OpCo"), currently a wholly-owned subsidiary of Entergy formed for purposes of providing operation and maintenance services to Maritza East III with respect to the Plant. Enel has agreed to acquire Entergy's ownership interest in OpCo.

  In addition to the foregoing existing ownership interests in FUCOs, EPDC also may from time to time acquire and hold, on behalf of Entergy, interests in additional FUCOs. EPDC undertakes to file a further amendment to this Notification in the event that it acquires any securities or an interest in the business of another FUCO.

  No persons (other than Entergy and its subsidiaries) currently own a 5% or more voting interest in EPDC.

  Item 2.  Domestic Associate Public-Utility Companies of EPDC and their Relationship to EPDC.

The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of EPDC: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred to herein as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPDC.

EXHIBIT A. State Certification.

Not applicable.

SIGNATURE

The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERGY POWER DEVELOPMENT CORPORATION

By: /s/ Joseph L. Blount
Joseph L. Blount

Vice President and Secretary

Dated: June 17, 2003